

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 9, 2015

Via E-mail
Vincent T. Cubbage
Chief Executive Officer
Arc Logistics Partners LP
725 Fifth Avenue, 19th Floor
New York, NY 10022

> **Re: Arc Logistics Partners LP**
> **Registration Statement on Form S-3**
> **Filed November 12, 2015**
> **File No. 333-207945**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed March 12, 2015**
> **Form 10-Q for the Fiscal Quarter ended September 30, 2015**
> **Filed November 6, 2015**
> **File No. 001-36168**

Dear Mr. Cubbage:

We have limited our review of your registration statement to those issues we have addressed in our comments. We have also reviewed your periodic filings and have comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to comments on your registration statement by amending the filing and providing the requested information. Please respond to comments on your periodic filings within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We have received your application for confidential treatment that you filed with the Office of the Secretary on November 9, 2015. We will issue comments related to that application, if any, under separate cover.

Registration Statement on Form S-3 filed November 12, 2015

2.   Please obtain and file as an exhibit a new or revised opinion of counsel which gives effect to the following comment.

Exhibit 5.1

3.   Please ensure that counsel provides a complete and self-contained opinion regarding all pertinent issues. For example, the opinion must make clear whether purchasers of any equity securities will have any obligation to make payments to the Partnership or its creditors (other than the purchase price) or contributions to the Partnership or its creditors solely by reason of the purchasers' ownership of the securities. See Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011), at Section II.B.1.b, including footnote 10. In that regard, we note that counsel states that the units will be "non-assessable (except as such non-assessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware Act and as described in any supplement to the Prospectus and the Prospectus)." The same paragraph of the opinion also references the units being "fully paid (to the extent required under the Partnership Agreement)." The opinion should not require the reader to refer to external sources to determine how or whether purchasers might have to make future payments.

Form 10-K for the Fiscal Year ended December 31, 2014

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

Management's Discussion and Analysis, page 44

Critical Accounting Policies and Estimates, page 58

4.   We note that although you have identified various accounting policies that you consider to be critical to your financial statements due to the degree of uncertainty regarding the estimates or assumptions involved, you have not provided a discussion and analysis that is substantially incremental to the accounting policies outlined in your financial statements. Please refer to Section V of Financial Reporting Release No. 72, as it pertains to disclosures about Critical Accounting Estimates in Management's Discussion and Analysis, codified in FRC §501.14, and submit the revisions that you believe would address the following objectives.

        •   Address material implications of uncertainties associated with the methods, assumptions and estimates underlying critical accounting measurements.

- Provide greater insight into the quality and variability of information regarding financial condition and operating performance.

- Analyze the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.

- Explain why the estimates or assumptions bear the risk of change and indicate how accurate these have been in the past.

- Analyze sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

Financial Statements

Note 15 – Commitments and Contingencies, page F-26

5.   We note your Risk Factor discussion on page 23 explaining that hydrocarbons and wastes may have been spilled or released at your properties, and that you may incur significant costs and liabilities to address soil and groundwater contamination that occurs on your properties. However, the corresponding disclosures on pages 59 and F-26 in Note 15 indicate you (i) have not accrued any amounts for such conditions, (ii) may defer recognition until remedial feasibility studies are complete, and (iii) may not be able to maintain adequate insurance to cover these costs.

Please revise your disclosures to clarify whether there is a reasonable possibility that your estimates of probable liability will change in the near term and be material also to clarify the nature of any such uncertainties, and to provide an estimate of possible loss, the range of loss, or a statement that such an estimate cannot be made to comply with FASB ASC 275-10-50-9 and FASB ASC 450-20-50-3 through 50-6 related to unrecognized contingencies.

Form 10-Q for the Fiscal Quarter ended September 30, 2015

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

Financial Statements

Note 3 – Acquisitions, page 12

6.   We note your disclosure about the acquisition of Joliet Bulk, Barge & Rail LLC (JBBR) in May 2015, indicating a purchase price of $235.7 million and explaining that you recognized goodwill in accounting for the transaction as a business combination.

However, we also note that you have not disclosed historical or pro forma details pursuant to FASB ASC 805-10-50-2, and it appears that you have not filed historical financial statements pursuant to Rule 3-05 of Regulation S-X.

Please submit the analysis that you performed in determining this acquisition was not significant under either of the investment, asset and income tests described in Rule 1-02(w) of Regulation S-X, based on the guidance in Rule 3-05 of Regulation S-X, and you were therefore not required to file historical and pro forma financial statements related to your acquisition of JBBR on Form 8-K, if this is your view.

Management's Discussion and Analysis, page

Results of Operations, page 34

7.   We note the upward trends in storage, throughput, and revenues that you have highlighted in discussing the results of operations for the recent interim periods are mainly attributed to the JBBR and Pawnee acquisitions. However, while you also reference offsets due to reduced customer activity these are not quantified and it is therefore unclear how your preexisting facilities and customer agreements are contributing to your results of operations. Given the magnitude of revenues and operating income attributed to these acquisitions on pages 12 and 13, it appears you should address the extent to which your other facilities and contractual provisions are underutilized or not profitable, and the reasons these would have otherwise generated no increase in revenues and a $2.6 million loss for the recent interim period.

Please refer to Item 303(b)(2) of Regulation S-X, and related Instructions 3 and 4, which require you to discuss any material changes in your results of operations and significant elements of income or loss from continuing operations which are not necessarily representative of your ongoing business.

We urge all persons who are responsible for the accuracy and adequacy of your disclosures to be certain that your registration statement includes the information the Securities Act of 1933 and all applicable Securities Act rules require and that your periodic reports include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeannette Wong, staff accountant, at (202) 551-2137 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Attorney-Adviser, at (202) 551-3193 or Timothy Levenberg, Special Counsel at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources